SEC 1102836

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ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40138

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Long Island Financial Group Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Woodcrest Drive

FIRM I.D. NO.

(No. and Street)

Roslyn   NY   11576
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Reis   516-741-1966
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawrence Hoffman CPA PC

(Name – if individual, state last, first, middle name)

11 Ursula Drive   Roslyn   NY   11576
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



MAR 8 2011

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

P-0

OATH OR AFFIRMATION

I, __STUART REIS__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Long Island Financial Group Inc__, as of __December 31__, 20__10__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

CAROLYN FARRELL
Notary Public-State of New York
No. 01FA6167094
Qualified in Nassau County
My Commission Expires 05/29/2011

Carolyn Farrell
Notary Public

Signature

__President__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Long Island Financial Group, Inc.

Financial Statements

With Independent Auditors Report

December 31, 2010

Table of Contents

LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants
30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Independent Auditor's Report

To the Board of Directors
of Long Island Financial Group, Inc.

We have audited the accompanying balance sheet of Long Island Financial Group, Inc. as of December 31, 2010, and the related statements of income and retained earnings (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all materials respects, the financial position of Long Island Financial Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lawrence Hoffman, CPA, PC
Lawrence Hoffman, Certified Public Accountant, P.C.

Roslyn, NY

March 1, 2011

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2010

Assets

Current Assets
Cash and Equivalents (Note 2)	$ 41,424	
Accounts Receivable (Note 2)	3,990	
Prepaid Payroll Taxes	1,000	
Total Current Assets		46,414

Fixed Assets (Note 2)
Furniture, Equipment & Leasehold Improvements	49,784	
Less Accumulated Deprecation	(27,894)	
Fixed Assets Net		21,890

Other Assets (Note 2)
Organization Costs	195	
Less Accumulated Amortization	(195)	
Total Other Assets		0

Total Assets		$ 68,304

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Balance Sheet
December 31, 2010

Liabilities and Stockholders' Equity

Liabilities
Current Liabilities
Accounts Payable & Accrued Expenses	$ 8,030	
Payroll Taxes Payable	52	
Bank Overdraft	60	
Accrued Corporation Income Taxes Payable (Note 2)	50	
Total Current Liabilities		$ 8,192

Stockholders' Equity
Common Stock - No Par Value,		
100 Shares Authorized, 4 Shares Issued	133,127	
Paid-In Capital	23,429	
Retained Earnings (Deficit)	(96,444)	
Total Stockholders' Equity		60,112
Total Liabilities and Stockholders' Equity		$ 68,304

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Statement Of Income And Retained Earnings
For The Year Ended December 31, 2010

Commission & Fee Income	$	157,048
Dividend & Interest Income		15
Total Income		157,063
Cost of Sales		18,397
Gross Profit		138,666
General and Administrative Expenses		142,544
Net Operating Income Before Taxes		(3,878)
Less Provision for Taxes		50
Net Income		(3,928)
Retained Earnings - January 1, 2010		(92,516)
Retained Earnings (Deficit) - December 31, 2010	$(	96,444)

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc
Statement Of Cash Flows
For The Year Ended December 31, 2010

Cash Flows From Operating Activities:			
Net Income			$(3,928)
Adjustments to Reconcile Net Income			
To Net Cash Provided By Operations:			
Depreciation	$	4,683	
Increase in Accounts Receivable		(1,381)	
Increase in Prepaid Payroll Taxes		(1,000)	
Decrease in Accounts Payable			
And Payroll Taxes Payable		(181)	
Increase in Bank Overdraft		60	
Derease in Retirement Plan Contributions Payable		0	
Decrease in Accrued CorporationTaxes Payable		0	
Total Adjustments			2,181
Net Cash Provided (Used) By Operations			(1,747)
Cash Flows From Investing Activities - Purchase of Fixed Assets			0
Cash Flows From Financing Activities - Purchase of Common Stock			0
Decrease in Cash			(1,747)
Cash at Beginning Of Year			43,171
Cash at End Of Year			$ 41,424
Supplemental Cash Flow Information:			
Cash Paid During The Year For			
Interest		$	0
Income Taxes			50

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2010

1. Organization:
   The Company is engaged principally in the resale of securities and mutual funds as a broker/dealer. The company is registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the Financial Industry Regulatory Authority, Inc. (FINRA). Client accounts are held and maintained by an outside broker/clearing house.

2. Summary of Significant Accounting Policies:
   Accounting Method:
   The Company's financial statements are prepared using the accrual basis of accounting under generally accepted accounting principles.

   Cash and Cash Equivalents:
   Cash equivalents represent highly liquid investments with maturities of three months or less at date of purchase.

   Accounts Receivable:
   The Company is on the direct charge off method for bad debts. No provision for bad debts is provided for based on prior experience, they are de minimis.

   Fixed Assets:
   Fixed assets are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets.

   Intangible Assets:
   Intangible assets are amortized by using the straight line method over an estimated useful life of five years.

   Income Taxes:
   The Corporation, with the consent of its shareholders, has elected to be taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that, in lieu of federal corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. The Corporation, with consent of its shareholders, has elected for State tax purposes to be taxed as an S Corporation, which provides that, in lieu of state corporate taxes, the stockholders are taxed on their proportionate share of the Corporation's taxable income. A provision for state S corporation franchise fee has been provided as applicable.

   Fair Value of Financial Instruments:
   The carrying value of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, payroll taxes payable, accrued corporation taxes payable, accrued pension plan contributions payable, loan payable, and exchanges payable approximates fair value because of the short-term maturity of these financial instruments.

   Use of Estimates:
   The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Long Island Financial Group, Inc.
Notes To Financial Statements
December 31, 2010

3. Reserve Requirements:
The Company is not obligated to report under SEC Rule 15c-3 since it does not maintain customer accounts or hold securities. Therefore, the company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company fully disclosed under SEC Rule 15c3-3 (K) (2) (ii) that it clears its transactions through North America Clearing Corp.

4. Retirement Plan:
The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE) IRA Plan under section 408(p) of the Internal Revenue Code. Under the plan, eligible employees may elect to defer a percentage or dollar amount of their salary subject to the Internal Revenue Service limits. Employees are eligible to participate once their compensation is more than $5,000 for two years. The Company must make matching contributions up to 3% of the employee's compensation or make a nonelective contribution of 2% of compensation of all eligible employees. The Company's contribution totaled $0 for the year ended December 31, 2010.

5. Commitments and Contingencies - Leases:
The Company leases offices from its major shareholder (see note 5) and is responsible for utilities, repairs and other expenses. The lease term is on a month to month basis. Rent charged to operations was $ 39,597 during 2010.

6. Related Party Transactions:
The table below summarizes the transactions between the Company and other affiliated parties and the payable balances outstanding.

	2010
Stuart Reis CPA, P.C. (a)	
Accounting Fees	$ 4,750
Stuart Reis (b)	
Rent Expense	39,597
Jason Reis (c)	
Outside Services	9,975

(a) Stuart Reis CPA, P.C. is a corporation owned by Stuart Reis the President and major stockholder of Long Island Financial Group, Inc.

(b) Stuart Reis is the President and major stockholder of Long Island Financial Group, Inc.

(c) Jason Reis is a sibling of Stuart Reis who is the President and major stockholder of Long Island Financial Group, Inc.

7. Minimum Capital:
Under SEC Rule 15c3-1(vi), the company is required to maintain net capital of not less than $ 5,000 or 6.667% of aggregate indebtedness (AI), whichever is greater, in 2010. At December 31, 2010, the Company's net capital as defined by SEC Rule 15c3-1 (vi) was $ 33,222 in excess of minimum net capital required.



LAWRENCE HOFFMAN, CPA, PC
Certified Public Accountants and Consultants

30 Ursula Drive
Roslyn, NY 11576-3021
Tel: (516) 625-9051
Fax: (516) 625-0997

Supplemental Information Disclaimer Of Opinion

To the Board of Directors
Long Island Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements, and, accordingly, we express no opinion on them.

Lawrence Hoffman, CPA, PC
_____
Lawrence Hoffman, Certified Public Accountant, P.C.

Roslyn, NY

March 1, 2011

Long Island Financial Group, Inc.
Supplemental Information
Schedule Of Computation Of Net Capital, Of Basic
Net Capital Requirement And Aggregate Indebtedness
December 31, 2010

Computation Of Net Capital:

Total Ownership Equtiy From Statement of		
Financial Condition (Balance Sheet)	$	60,112
Deduct Ownership Equity Not Allowable for Net Capital		0
Total Ownership Equity Qualified for Net Capital		60,112
Add Subordinated Liabilities		0
Total Capital and Allowable Subordinated Liabilities		60,112
Deductions and/or Charges:		
Total Nonallowable Assets From Statement of		
Financial Condition (Balance Sheet)		(21,890)
Other Additions and/or Credits		0
Net Capital Before Haircuts on Securites Positions		38,222
Haircuts on Securities (Computed Where Applicable,		
Pursuant to 15c3-1(F))		0
Undue Concentration		0
Other Haircuts		0
Net Capital	$	38,222

Computation Of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of		
Total Aggregate Indebtedness)	$	546
Minimum Dollar Net Capital Requirement of		
Reporting Broker Dealer	$	5,000
Net Capital Requirement (Greater of Minimum		
Net Capital or Minimum Dollar Net Capital)	$	5,000
Excess Net Capital (Net Capital Less		
Net Capital Requirement)	$	33,222
Net Capital at 100% (Net Capital		
Less 10% of Total Aggregate Indebtedness)	$	37,403

Computation Of Aggregate Indebtedness:

Total Aggregate Indebtness Liabilities From Statement of Financial		
Position (Balance Sheet)	$	8,192
Additions		0
Total Aggregate Indebtedness	$	8,192
Percentage of Aggregate Indebtedness to Net Capital (Total		
Aggregate Indebtedness to Net Capital)		21.4%

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

Long Island Financial Group, Inc.
Supplemental Information
Schedule Supporting The Statement Of Income
And Retained Earnings (Deficit)
December 31, 2010

Cost of Sales		
Clearance Fees	$	18,397
Total Cost of Sales	$	18,397
General and Administrative Expenses		
Auto Expense	$	8,148
Bank Charges		667
Computer Expense		850
Depreciation		4,683
Dues and Subscriptions		1,232
Insurance Expense		1,650
Legal and Accounting Fees		25,500
Licenses and Permits		509
Filing Fees - NASD		2,499
Office Expense		8,322
Officer's Salaries		6,536
Outside Services		12,037
Payroll Taxes		836
Rent Expense		39,597
Repairs and Maintenance		4,925
Travel & Entertainment		19,406
Telephone		3,831
Utilities		1,316
Total General and Administrative Expenses	$	142,544

(The independent auditors' report and the accompanying notes
are an integral part of these financial statements.)

LONG ISLAND FINANCIAL GROUP INC.
RECONCILIATION OF ANNUAL AUDIT TO FOCUS REPORT YEAR END 12/31/2010

	FOCUS REPORT	ANNUAL AUDIT	DIFFERENCE
Cash	$42210	$ 41424	($786)
Accounts Receivable	-0-	$ 3708	$3708
Account Payable	$ 8132	$ 8192	($ 60)
Retained Earnings	-99306	-96444	$2862

1. Cash is less due to checks issued in Dec. 2010 that cleared in Jan. 2011
2. Accounts receivable difference is due to auditor accruing accounts receivable for Dec 2010.
3. Accounts payable difference is due bank charge that was paid in Jan 2011 for Dec. 2010
4. Retained earnings difference is due correction in cash, accounts receivable & accounts payable